Midwood Long/Short Equity Fund 485BPOS

Exhibit 99(h)(6)

Appendix A

Funds Covered by this Agreement:

Amended October 30, 2019

●	Crow Point Alternative Income Fund
●	Crow Point Global Tactical Allocation Fund
●	EAS Crow Point Alternatives Fund
●	RVX Emerging Markets Equity Fund
●	Midwood Long/Short Equity Fund